Pulmatrix, Inc.

99 Hayden Avenue, Suite 390

Lexington, MA 02421

April 2, 2019

By EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street N.E.

Washington, D.C. 20549

Attention: Donald Field

RE:	Pulmatrix, Inc.
Registration Statement on Form S-1
Filed March 19, 2019, as amended April 1, 2019
Request for Acceleration
File No. 333-230395

Ladies and Gentlemen:

Pursuant to Rule 461 of the Rules and Regulations of the Securities and Exchange Commission (the “Commission”) under the Securities Act of 1933, as amended, Pulmatrix, Inc. (the “Company”) hereby requests acceleration of the effective date of the above-mentioned Registration Statement on Form S-1 (the “Registration Statement”) to 5:00 p.m., Eastern Time on April 3, 2019, or as soon thereafter as practicable.

Should any member of the staff of the U.S. Securities and Exchange Commission have any questions or comments with respect to this request, please contact our counsel, Haynes and Boone, LLP, attention: Rick A. Werner, Esq. at (212) 659-4974.

Very truly yours, Pulmatrix, Inc.

By:	/s/ Robert W. Clarke
Robert W. Clarke, Ph.D. Chief Financial Officer and President

cc:	Rick A. Werner, Esq., Haynes and Boone, LLP

Michael Pritchard, Esq., Haynes and Boone, LLP